UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number 001-39365

Amryt Pharma Plc
(Exact name of registrant as specified in its charter)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value £0.06*
American Depositary Shares (each of which represents five Ordinary Shares)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares	1**
ADSs	None

* Not for trading, but only in connection with the listing of American depositary shares (“ADSs”) on the Nasdaq Global Select Market. Every ADS represents five Ordinary Shares.

** On April 12, 2023, pursuant to the Transaction Agreement, dated as of January 8, 2023, by and among Amryt Pharma Plc, a public limited company incorporated under the laws of England and Wales (the “Registrant”) and Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Chiesi”), Chiesi acquired the entire issued and to be issued share capital of the Registrant (the “Transaction”), with the Registrant continuing as a wholly owned subsidiary of Chiesi.

On April 12, 2023, The Nasdaq Stock Market LLC filed Form 25 with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration pursuant to Rule 12d2-2(a)(3) under the Securities Exchange Act of 1934, as amended

Pursuant to the requirements of the Securities Exchange Act of 1934, Amryt Pharma Plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 24, 2023

Amryt Pharma Plc

	By:	/s/ Matthew Wiggetts
Name: Matthew Wiggetts
Title: Secretary